SCHEDULE 13E-3 AMENDMENT NO. 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the

Securities Exchange Act of 1934

Schedule 13E-3
Amendment No. 1

B+H Ocean Carriers Ltd.

(Name of the Issuer)

B+H Ocean Carriers Ltd.

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

055090104

(CUSIP Number of Class of Securities)

Michael S. Hudner

3rd Floor, Par La Ville Place

14 Par-La-Ville Road

Hamilton HM JX Bermuda

Telephone:  (441) 295-6875

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a.        ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)  under the Securities Exchange Act of 1934.

b.        ☐   The filing of a registration under the Securities Act of 1933.

c.        ☐  A tender offer.

d.        ☒   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$81,484.00 *	$9.33 **

* Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of 13,816 shares of common stock for $4.00 per share in cash in lieu of issuing fractional shares to holders of less than one hundred and one shares after the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b) by multiplying the transaction valuation of $81,484.00 by 0.00011460.

 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5.88

Form or Registration No.:  Schedule 13E-3

Filing Party:  B+H Ocean Carriers Ltd.

Date Filed:  November 21, 2011

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2011 (the “Schedule 13E-3”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”). Except as set forth herein, all information in the Schedule 13E-3 remains unchanged.

Certificates of Amendment (the “Amendments”) to the Company’s Certificate of Incorporation providing for a 1-for-101 Reverse Stock Split (the “Reverse Stock Split”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), followed immediately by a 101-for-1 Forward Stock Split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “R/F Stock Split”) of the Common Stock were filed with the Ministry of Foreign Affairs of the Republic of Liberia and became effective on November 28, 2011. The Amendments were approved by the Company’s Board of Directors on October 18, 2011, and by shareholders holding the requisite number of shares of the Company’s capital stock at the Annual Meeting of Shareholders of the Company on November 22, 2011. Upon the effectiveness of the Reverse Stock Split on November 28, 2011, shareholders of record (as identified in the Company’s records of security holders) holding fewer than 101 shares of Common Stock immediately prior to the Reverse Stock Split became entitled to a cash payment equal to $4.00 per share of Common Stock held by them, on a pre-split basis, without interest. Shareholders of record (as identified in the Company’s records of security holders) holding 101 or more shares of Common Stock immediately prior to the Reverse Stock Split and beneficial owners holding in “street name” through a nominee (such as a bank, broker or other third party), regardless of the number of shares so held, participated in the Forward Stock Split and therefore continued to hold the same number of shares immediately after the Forward Stock Split as they did immediately before the Reverse Stock Split.

Based on the information available to the Company as of the date hereof, the R/F Stock Split reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Exchange Act) to fewer than 300. The Company filed a Form 25 with the SEC to delist from NYSE Amex and to deregister the Common Stock under Section 12(b) of the Exchange Act.  The Company also intends to file a Form 15 with the SEC to suspend its reporting obligations under Section 13(a) pursuant to Section 15(d) of the Exchange Act. Upon the filing of the Form 25 and the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 20-F, will be suspended.

The Company did not comply with the filing and timing requirements for the filing of its Schedule 13E-3 with the SEC due to a mistaken interpretation of Rule 13e-3, which sets forth the requirements for going private transactions.  The Company’s interpretation of Rule 13e-3 is set forth under the heading “No Schedule 13e-3” in the Proxy Statement which was both included as an exhibit to the Form 6-K filed by the Company with the SEC on October 19, 2011 and mailed to shareholders of the Company on October 20, 2011.  The information contained under the heading “No Schedule 13e-3” of the Proxy Statement is erroneous. This information includes a statement that “since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC.”   The Company is required to file Schedule 13E-3 because its shares of Common Stock were listed on the NYSE Amex at the time of the proposed transaction, and are registered under Section 12(b).  Once the Company realized this error, it immediately filed a Schedule 13E-3 with the SEC, prior to the shareholder meeting on November 22, 2011, at which the reverse/forward stock split was approved. The reverse/forward stock split occurred on November 28, 2011.

The Proxy Statement was not timely filed as part of a Schedule 13E-3 and the Company did not mail its Schedule 13E-3 to the shareholders more than 30 days before the transaction occurred.  Accordingly, while the Company believes the Proxy Statement that was sent to shareholders on October 20, 2011 included substantially all material information that would have been included had it been a Schedule 13E-3 filing, the Proxy Statement may not have included all such material information.  For instance, because the Proxy Statement erroneously denied the applicability of Rule 13e-3 of the Exchange Act and the requirements for going private transactions, the shareholders of the Company did not receive all material information required to be disclosed by Rule 13e-3; and the filed Schedule 13E-3, which incorporated the Proxy Statement by reference, (i) did not correct this omission, (ii) was not provided to the shareholders (other than by filing) and (iii) accordingly may not have provided the Company’s shareholders with all material information regarding the applicability of Rule 13e-3 to the transaction at the time of their vote.

At the time of the filing of its Proxy Statement on Form 6-K, the Company believed in good faith that it was not required to file Schedule 13E-3 as a foreign private issuer but nonetheless provided substantially all of the information that would have been required on Schedule 13E-3 to its shareholders. This is evidenced by the actions of the Company prior to the shareholder meeting. The Company filed a Proxy Statement as an exhibit to its Form 6-K with the SEC setting forth substantially all of the material information relating to the reverse/forward stock split in advance of the shareholder vote and delivered copies of such Proxy Statement to its shareholders.

The Company is responsible for the accuracy and completeness of the SEC filings it has made, including the proxy statement disclosure that is incorporated by reference to the Schedule 13E-3 filing made on November 21, 2011.

Although the Company mistakenly failed to timely file Schedule 13E-3 with the SEC, the Company believes that the shareholders of the Company were not negatively affected by this oversight since the shareholders of the Company were provided with substantially all material information, other than as set forth above, regarding the proposed reverse/forward stock split in a timely manner in the Proxy Statement.

Although the Company believes that, other than as stated above, it has not made any material misstatements nor has it failed to disclose any material facts regarding the reverse/forward stock split in any of its filings, including the Proxy Statement and Schedule 13E-3 previously filed with the SEC, the Company is liable for any material misstatements or omissions in connection with the Schedule 13E-3 filing, inclusive of the Proxy Statement which was incorporated by reference.

            Item 16. Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(ii)           Press Release announcing Company’s approval of reverse stock split at annual general meeting, scheduling of reverse forward stock split and plan to delist and go dark1

(a)(iii)         Certificate of Amendment to Company’s Articles of Incorporation effecting the reverse stock split, filed with the Ministry of Foreign Affairs of the Republic of Liberia on November 28, 20112

(a)(iv)         Certificate of Amendment to Company’s Articles of Incorporation effecting the forward stock split, filed with the Ministry of Foreign Affairs of the Republic of Liberia on November 28, 20113

1 Previously filed as an exhibit to the Company’s Report on Form 6-K on November 22, 2011.

2 Previously filed as an exhibit to the Company’s Report on Form 6-K on November 29, 2011.

3 Previously filed as an exhibit to the Company’s Report on  Form 6-K on November 29, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2011	B+H Ocean Carriers Ltd. By /s/ Michael S. Hudner Michael S. Hudner Chairman of the Board, President and Chief Executive Officer